Exhibit 99.4

COLLATERAL AGREEMENT

dated as of

August 7, 2014,

among

ORBOTECH, INC.,

THE OTHER SUBSIDIARIES OF ORBOTECH LTD.

IDENTIFIED HEREIN

and

JPMORGAN CHASE BANK, N.A.,

as Administrative Agent

TABLE OF CONTENTS

		Page

ARTICLE I

Definitions

SECTION 1.01	Defined Terms	4
SECTION 1.02	Other Defined Terms	4

ARTICLE II

Pledge of Securities

SECTION 2.01	Pledge	7
SECTION 2.02	Delivery of the Pledged Securities; Uncertificated Securities	8
SECTION 2.03	Representations and Warranties	9
SECTION 2.04	Registration in Nominee Name; Denominations	10
SECTION 2.05	Voting Rights; Dividends and Interest	10

ARTICLE III

Security Interests in Personal Property

SECTION 3.01	Security Interest	12
SECTION 3.02	Representations and Warranties	14
SECTION 3.03	Covenants	16
SECTION 3.04	Instruments and Tangible Chattel Paper	18
SECTION 3.05	Intellectual Property Covenant	18
SECTION 3.06	Commercial Tort Claims	18

ARTICLE IV

Remedies

SECTION 4.01	Remedies Upon Default	19
SECTION 4.02	Application of Proceeds	20
SECTION 4.03	Grant of License To Use Intellectual Property	21
SECTION 4.04	Securities Act	21
SECTION 4.05	Registration	21

ARTICLE V

Indemnity, Subrogation, Contribution and Subordination

SECTION 5.01	Indemnity and Subrogation	22

i

ii

Schedules

Schedule I	Domestic Subsidiary Loan Parties
Schedule II	Pledged Equity Interests; Pledged Debt Securities
Schedule III	Intellectual Property
Schedule IV	Commercial Tort Claims

Exhibits

Exhibit I	Form of Supplement
Exhibit II-A	Form of Patent Security Agreement
Exhibit II-B	Form of Trademark Security Agreement
Exhibit II-C	Form of Copyright Security Agreement

iii

COLLATERAL AGREEMENT dated as of August 7, 2014 (this “Agreement”), among the Borrower, the Domestic Subsidiaries from time to time party hereto and JPMorgan Chase Bank, N.A. (“JPMCB”), as Administrative Agent.

Reference is made to the Credit Agreement dated as of August 7, 2014 (as amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), among Orbotech, Inc., as Borrower (the “Borrower”), Orbotech Ltd., as Company (the “Company”), the Lenders from time to time party thereto and JPMCB, as Administrative Agent. The Lenders have agreed to extend credit to the Borrower on the terms and subject to the conditions set forth in the Credit Agreement. The obligations of the Lenders to extend such credit are conditioned upon, among other things, the execution and delivery of this Agreement. The Domestic Subsidiary Loan Parties are Affiliates of the Borrower, will derive substantial benefits from the extension of credit to the Borrower pursuant to the Credit Agreement and are willing to execute and deliver this Agreement in order to induce the Lenders to extend such credit. Accordingly, the parties hereto agree as follows:

ARTICLE I

Definitions

SECTION 1.01. Defined Terms. (a) Each capitalized term used but not defined herein and defined in the Credit Agreement shall have the meaning specified in the Credit Agreement. Each other term used but not defined herein that is defined in the New York UCC (as defined herein) shall have the meaning specified in the New York UCC. The term “instrument” shall have the meaning specified in Article 9 of the New York UCC.

(b) The rules of construction specified in Section 1.03 of the Credit Agreement also apply to this Agreement, mutatis mutandis.

SECTION 1.02. Other Defined Terms. As used in this Agreement, the following terms have the meanings specified below:

“Agreement” has the meaning assigned to such term in the Preamble hereto.

“Article 9 Collateral” has the meaning assigned to such term in Section 3.01(a).

“Borrower” has the meaning assigned to such term in the Recitals hereto.

“Claiming Party” has the meaning assigned to such term in Section 5.02.

“Collateral” means, collectively, the Article 9 Collateral and the Pledged Collateral.

“Company” has the meaning assigned to such term in the Recitals hereto.

“Contributing Party” has the meaning assigned to such term in Section 5.02.

“Copyright License” means any written agreement to which a Grantor is a party, now or hereafter in effect, granting to any Person any right to use any Copyright owned by any Grantor or that any Grantor otherwise has the right to license, or granting to any Grantor any right to use any Copyright owned by any other Person or that any other Person otherwise has the right to license, and all rights of any Grantor under any such agreement, including, in the case of any Grantor, the exclusive Copyright licenses set forth under its name on Schedule III.

“Copyrights” means, with respect to any Person, all the following now owned or hereafter acquired by such Person: (a) all copyright rights in any work subject to the copyright laws of the United States of America or any other country or any political subdivision thereof, whether as author, assignee, transferee or otherwise, (b) all registrations and applications for registration of any such copyright in the United States of America or any other country, including, registrations, recordings, supplemental registrations, pending applications for registration, and renewals in the United States Copyright Office (or any similar office in any other country or any political subdivision thereof), including, in the case of any Grantor, any of the foregoing set forth under its name on Schedule III and (c) any other adjacent or other rights related or appurtenant to the foregoing, including moral rights.

“Credit Agreement” has the meaning assigned to such term in the Recitals hereto.

“Domestic Subsidiary Loan Parties” means, collectively, (a) the Domestic Subsidiaries identified on Schedule I and (b) each other Domestic Subsidiary that becomes a party to this Agreement after the Closing Date.

“Federal Securities Laws” has the meaning assigned to such term in Section 4.04.

“Grantors” means, collectively, the Borrower and each Domestic Subsidiary Loan Party party hereto from time to time.

“Indemnified Amount” has the meaning assigned to such term in Section 5.02.

“Intellectual Property” means all intellectual and similar property of every kind and nature, including inventions, designs, utility models, Patents, Copyrights, Licenses, Trademarks, trade secrets, domain names, confidential or proprietary technical and business information, know-how or other data or information, software and databases, all modifications, derivatives, additions and improvements thereon, and all embodiments or fixations thereof and applications therefor, and related documentation, registrations and franchises.

“IP Security Agreements” has the meaning assigned to such term in Section 3.02(b).

“JPMCB” has the meaning assigned to such term in the Preamble.

“License” means any Patent License, Trademark License, Copyright License or other license or sublicense agreement granting rights in or to Intellectual Property to which any Grantor is a party.

“New York UCC” means the Uniform Commercial Code as from time to time in effect in the State of New York.

“Obligations” means (a) all the Loan Document Obligations, (b) all the Secured Cash Management Obligations and (c) all the Secured Hedging Obligations (other than any Excluded Swap Obligation).

“Patent License” means any written agreement to which a Grantor is a party, now or hereafter in effect, granting to any Person any right to make, use or sell any invention on which a Patent has been granted to any Grantor or that any Grantor otherwise has the right to license, or granting to any Grantor any right to make, use or sell any invention on which a Patent has been granted to any other Person or that any other Person otherwise has the right to license, and all rights of any Grantor under any such agreement.

“Patents” mean, with respect to any Person, all the following now owned or hereafter acquired by such Person: (a) all letters patent of the United States of America or the equivalent thereof in any other country, all registrations and recordings thereof and all applications for letters patent of the United States of America or the equivalent thereof in any other country or any political subdivision thereof, including registrations, recordings and pending applications in the United States Patent and Trademark Office or any similar offices in any other country or any political subdivision thereof, including, in the case of any Grantor, any of the foregoing set forth under its name on Schedule III, and (b) all reissues, continuations, divisionals, continuations-in-part, reexaminations, supplemental examinations, inter partes reviews, renewals, adjustments or extensions thereof, and the inventions disclosed or claimed therein, including the right to make, have made, use, sell, offer to sell, import or export the inventions disclosed or claimed therein.

“Payment In Full” means when all Loan Document Obligations have been paid in full (except contingent indemnification and expense reimbursement obligations and tax gross-up or yield protection obligations which, in each case, survive the termination of the Loan Documents and in respect of which no claim has been made) and the Lenders have no further commitment to lend under the Credit Agreement.

“Perfection Certificate” means the Perfection Certificate dated the Closing Date delivered by the Company to the Administrative Agent pursuant to Section [4.01(h)] of the Credit Agreement.

“Pledged Collateral” has the meaning assigned to such term in Section 2.01.

“Pledged Debt Securities” has the meaning assigned to such term in Section 2.01.

“Pledged Equity Interests” has the meaning assigned to such term in Section 2.01.

“Pledged Securities” means any promissory notes, stock certificates, unit certificates, limited liability membership interest certificates and other certificated securities now or hereafter included in the Pledged Collateral, including all certificates, instruments or other documents representing or evidencing any Pledged Collateral.

“Security Interest” has the meaning assigned to such term in Section 3.01(a).

“Supplement” means an instrument substantially in the form of Exhibit I hereto, or any other form approved by the Administrative Agent, and in each case reasonably satisfactory to the Administrative Agent.

“Supplemental Perfection Certificate” means each supplemental Perfection Certificate delivered by the Company pursuant to Section 5.03(b) of the Credit Agreement.

“Trademark License” means any written agreement to which a Grantor is a party, now or hereafter in effect, granting to any Person any right to use any Trademark owned by any Grantor or that any Grantor otherwise has the right to license, or granting to any Grantor any right to use any Trademark owned by any other Person or that any other Person otherwise has the right to license, and all rights of any Grantor under any such agreement.

“Trademarks” means, with respect to any Person, all of the following now owned or hereafter acquired by such Person: (a) all trademarks, service marks, trade names, corporate names, company names, business names, fictitious business names, trade styles, trade dress, logos, domain names, global top level domain names, other source or business identifiers, designs and general intangibles of like nature, all registrations and recordings thereof, and all registration and recording applications filed in connection therewith, including registrations and registration applications in the United States Patent and Trademark Office or any similar office in any State of the United States of America or any other country or any political subdivision thereof, all extensions or renewals thereof, and all common law rights related thereto, including, in the case of any Grantor, any of the foregoing set forth under its name on Schedule III and (b) all goodwill associated therewith or symbolized thereby.

ARTICLE II

Pledge of Securities

SECTION 2.01. Pledge. As security for the payment in full of the Obligations, each Grantor hereby assigns as security and pledges to the Administrative Agent, its successors and assigns, for the benefit of the Secured Parties, and hereby grants to the Administrative Agent, its successors and assigns, for the benefit of the Secured Parties, a security interest in, all such Grantor’s right, title and interest in, to and under: (a)(i) the Equity Interests now or at any time hereafter owned by or on behalf of such Grantor, including those set forth opposite the name of such Grantor on Schedule II, and (ii) all certificates and other instruments representing all such Equity Interests, but excluding any Excluded Assets ((i) and (ii) collectively, the “Pledged Equity Interests”); (b)(i) the debt securities now owned or at any time hereafter acquired by such Grantor, including those listed opposite the name of such Grantor on Schedule II, but excluding any Excluded Asset and (ii) all promissory notes and other instruments evidencing all such debt securities, but excluding any Excluded Asset ((i) and (ii) collectively, the “Pledged Debt Securities”); (c) all other property of such Grantor that may be delivered to and held by the Administrative Agent pursuant to the terms of this Section 2.01 or Section 2.02; (d) subject to Section 2.05, all payments of principal, and all interest, dividends or other distributions, whether paid or payable in cash, instruments or other property from time to time received, receivable or otherwise distributed in respect of, in exchange for or upon the conversion of, and all other Proceeds received in respect of, the Pledged Equity Interests and Pledged Debt Securities; (e) subject to Section 2.05, all rights and privileges of such Grantor with respect to the securities, instruments and other property referred to in clauses (a), (b), (c) and (d) above; and (f) all Proceeds of any of the foregoing, but in each case in respect of clauses (a) through (f), excluding any Excluded Assets (the items referred to in clauses (a) through (f) above being collectively referred to as the “Pledged Collateral”).

SECTION 2.02. Delivery of the Pledged Securities; Uncertificated Securities. (a) Each Grantor agrees to deliver or cause to be delivered to the Administrative Agent any and all Pledged Securities evidencing or representing Pledged Equity Interests (other than (x) Equity Interests (other than those issued by a Subsidiary) that are publicly traded securities subject to a depositary such as DTC, or otherwise held through a securities intermediary in a securities account and (y) Permitted Investments) (i) on the Closing Date, in the case of any such Pledged Securities (other than those referred to in clause (ii) below) owned by such Grantor on the Closing Date, (ii) as promptly as reasonably practicable, and in any event within 30 Business Days after the Closing Date (or such longer period as may be reasonably agreed by the Administrative Agent), in the case of any such Pledged Securities owned by such Grantor on the Closing Date if such Grantor or the issuer of such Pledged Securities was a subsidiary of SPTS prior to the consummation of the acquisition of SPTS pursuant to the Acquisition Agreement on the Closing Date and (iii) promptly after the acquisition thereof, in the case of any such Pledged Securities acquired by such Grantor after the Closing Date.

(b) Each Grantor will cause (i) all Indebtedness for borrowed money owed to such Grantor by the Company or any Subsidiary in an aggregate principal amount in excess of $10,000,000 to be evidenced by a promissory note and (ii) each such promissory note to be pledged and delivered to the Administrative Agent pursuant to Section 3.04.

(c) Upon delivery to the Administrative Agent as required hereunder, any Pledged Securities shall be accompanied by undated stock powers or allonges, as applicable, duly executed by the applicable Grantor in blank or other undated instruments of transfer reasonably satisfactory to the Administrative Agent and such other instruments and documents as the Administrative Agent may reasonably request. Each delivery of Pledged Securities after the Closing Date shall be accompanied by a schedule providing the information required by Schedule II with respect to such Pledged Securities; provided that failure to attach any such schedule thereto shall not affect the validity of such pledge of such Pledged Securities. Each schedule so delivered after the Closing Date shall be deemed attached hereto and made a part hereof as a supplement to Schedule II and any prior schedules so delivered.

(d) Each Grantor acknowledges and agrees that (i) to the extent any interest in any United States limited liability company or United States limited partnership controlled now or in the future by such Grantor (or by such Grantor and one or more other Loan Parties) and pledged hereunder is a “security” within the meaning of Article 8 of the New York UCC and is governed by Article 8 of the New York UCC, such interest shall be certificated; and such certificate shall be delivered to the Administrative Agent in accordance with Section 2.02(a) and (ii) each such interest shall at all times hereafter continue to be such a security and represented by such certificate. Each Grantor further acknowledges and agrees that with respect to any interest in any United States limited liability company or United States limited partnership controlled now or in the future by such Grantor (or by such Grantor and one or more other Loan Parties) and pledged hereunder that is not a “security” within the meaning of Article 8 of the New York UCC, the terms of such interest shall at no time provide that such interest is a “security” within the meaning of Article 8 of the New York UCC, nor shall such interest be represented by a certificate, unless such Grantor provides prior written notification to the Administrative Agent that the terms of such interest so provide that such interest is a “security” within the meaning of Article 8 of the New York UCC and such interest is thereafter represented by a certificate; and such certificate shall be delivered to the Administrative Agent in accordance with Section 2.02(a).

SECTION 2.03. Representations and Warranties. The Grantors jointly and severally represent and warrant to the Administrative Agent, for the benefit of the Secured Parties, that:

(a) Schedule II sets forth, as of the Closing Date, a true and complete list, with respect to each Grantor, of (i) all the Pledged Equity Interests owned by such Grantor and the percentage of the issued and outstanding units of each class of the Equity Interests of the issuer thereof represented by such Pledged Equity Interests and (ii) all the Pledged Debt Securities owned by such Grantor (other than any Pledged Equity Interests or Pledged Debt Securities that are not or are not yet required to have been delivered to the Administrative Agent under the terms of this Agreement or the Credit Agreement);

(b) the Pledged Equity Interests and Pledged Debt Securities issued by the Borrower and any other wholly-owned Subsidiary have been duly and validly authorized and issued by the issuers thereof and (i) in the case of Pledged Equity Interests issued by the Borrower or any other wholly-owned Subsidiaries, are fully paid and nonassessable and (ii) in the case of Pledged Debt Securities owed by the Borrower or any other wholly-owned Subsidiaries, are legal, valid and binding obligations of the issuers thereof, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and to general principles of equity, regardless of whether considered in a proceeding in equity or at law;

(c) except for the security interests granted hereunder, each of the Grantors (i) is as of the Closing Date and, subject to any Dispositions made in compliance with the Credit Agreement or any repayment or other satisfaction of indebtedness represented as evidenced by such Pledged Securities, will continue to be the direct owner, beneficially and of record, of the Pledged Securities indicated on Schedule II as owned by such Grantor, (ii) holds the same free and clear of all Liens, other than Liens created by the Security Documents, Permitted Encumbrances and other Liens permitted under Section 6.02 of the Credit Agreement, (iii) will make no further assignment, pledge, hypothecation or transfer of, or create or permit to exist any security interest in or other Lien on, the Pledged Collateral, other than Liens created by the Security Documents, Permitted Encumbrances, other Liens permitted under Section 6.02 of the Credit Agreement and transfers made in compliance with the Credit Agreement, and (iv) will defend its title or interest thereto or therein against any and all Liens (other than the Liens created by the Security Documents, Permitted Encumbrance and other Liens permitted under Section 6.02 of the Credit Agreement), however arising, of all Persons whomsoever;

(d) subject to applicable local laws in the case of Pledged Collateral issued by any non United States entity or governed by laws outside of the United States, each of the Grantors has the power and authority to pledge the Pledged Collateral pledged by it hereunder in the manner hereby done or contemplated;

(e) subject to applicable local laws in the case of Pledged Collateral issued by any non United States entity or governed by laws outside of the United States, by virtue of the execution and delivery by the Grantors of this Agreement, when any Pledged Securities are delivered to the Administrative Agent in accordance with this Agreement, the Administrative Agent will obtain a legal, valid and perfected Lien upon and security interest in such Pledged Securities as security for the payment of the Obligations and such Lien is and shall be prior to any other Lien on such Pledged Securities, other than Liens permitted under Section 6.02 of the Credit Agreement that have priority as a matter of law or are expressly contemplated under Section 6.02 of the Credit Agreement to have equal or greater priority; and

(f) subject to applicable local law in the case of any Pledged Collateral issued by any non United States entity or governed by laws outside of the United States, the pledge effected hereby is effective to vest in the Administrative Agent, for the benefit of the Secured Parties, the rights of the Administrative Agent in the Pledged Collateral as set forth herein and all action by any Grantor required by the terms of this Agreement to perfect the Lien on the Pledged Collateral has been, or will be, as applicable, duly taken.

SECTION 2.04. Registration in Nominee Name; Denominations. Upon the occurrence and during the continuance of an Event of Default, the Administrative Agent, on behalf of the Secured Parties, shall have the right (in its sole and absolute discretion) to hold the Pledged Securities in its own name as pledgee, in the name of its nominee (as pledgee or as sub-agent) or in the name of the applicable Grantor, endorsed or assigned in blank or in favor of the Administrative Agent for the benefit of the Secured Parties. Upon the occurrence and during the continuance of an Event of Default, each Grantor will promptly give to the Administrative Agent copies of any notices or other communications received by it with respect to Pledged Securities registered in the name of such Grantor. Upon the occurrence and during the continuance of an Event of Default, the Administrative Agent shall have the right to exchange the certificates representing Pledged Securities for certificates of smaller or larger denominations for any purpose consistent with this Agreement.

SECTION 2.05. Voting Rights; Dividends and Interest. (a) Unless and until an Event of Default shall have occurred and be continuing and, other than in the case of an Event of Default under paragraph (h) or (i) of Article VII of the Credit Agreement, the Administrative Agent shall have provided 3 Business Days’ notice to the Grantors that the Grantors rights, in whole or in part, under this Section 2.05 are being suspended:

(i) each Grantor shall be entitled to exercise any and all voting and/or other consensual rights and powers inuring to an owner of Pledged Collateral or any part thereof for any purpose not inconsistent with the terms of this Agreement and the other Loan Documents; provided that such rights and powers shall not be exercised in any manner that could reasonably be expected to materially and adversely affect the rights and remedies of any of the Administrative Agent or any other Secured Party under this Agreement or any other Loan Document or the ability of the Secured Parties to exercise the same;

(ii) the Administrative Agent shall promptly execute and deliver to each Grantor, or cause to be promptly executed and delivered to such Grantor, all proxies, powers of attorney and other instruments as such Grantor may reasonably request for the purpose of enabling such Grantor to exercise the voting and/or consensual rights and powers it is entitled to exercise pursuant to Section 2.05(a)(i); and

(iii) each Grantor shall be entitled to receive and retain any and all dividends, interest, principal and other distributions paid on or distributed in respect of the Pledged Collateral; provided that any noncash dividends, interest, principal or other distributions that would constitute Pledged Equity Interests or Pledged Debt Securities, whether resulting from a subdivision, combination or reclassification of the outstanding Equity Interests of the issuer of any Pledged Securities or received in exchange for Pledged Securities or any part thereof, or in redemption thereof, or as a result of any merger, consolidation, acquisition or other exchange of assets to which such issuer may be a party or otherwise, shall be and become part of the Pledged Collateral and, if received by any Grantor, required to be delivered to the Administrative Agent hereunder, shall be held in trust for the benefit of the Administrative Agent and the other Secured Parties and shall be forthwith delivered to the Administrative Agent in the form in which they shall have been received (with any endorsements, stock or note powers, allonges and other instruments of transfer reasonably requested by the Administrative Agent).

(b) Upon the occurrence and during the continuance of an Event of Default, and, other than in the case of an Event of Default under paragraph (h) or (i) of Article VII of the Credit Agreement, after the Administrative Agent shall have notified the Grantors of the suspension of the Grantor’s rights under Section 2.05(a)(iii), all rights of any Grantor to dividends, interest, principal or other distributions that such Grantor is authorized to receive pursuant to Section 2.05(a)(iii), shall thereupon become vested in the Administrative Agent, which shall have the sole and exclusive right and authority to receive and retain such dividends, interest, principal or other distributions. All dividends, interest, principal and other distributions received by any Grantor contrary to the provisions of this Section 2.05 shall be held in trust for the benefit of the Administrative Agent and the other Secured Parties, shall be segregated from other property or funds of such Grantor and shall be forthwith delivered to the Administrative Agent upon demand in the form in which they shall have been received (with any necessary endorsements, stock powers or other instruments of transfer). Any and all money and other property paid over to or received by the Administrative Agent pursuant to the provisions of this Section 2.05(b) shall be retained by the Administrative Agent in an account to be established by the Administrative Agent upon receipt of such money or other property, shall be held as security for the payment of the Obligations and shall be applied in accordance with the provisions of Section 4.02. After all Events of Default have been cured or waived, the Administrative Agent shall promptly repay to each Grantor (without interest) all dividends, interest, principal or other distributions that such Grantor would otherwise have been permitted to retain pursuant to the terms of Section 2.05(a)(iii) and that remain in such account.

(c) Upon the occurrence and during the continuance of an Event of Default, and, other than in the case of an Event of Default under paragraph (h) or (i) of Article VII of the Credit Agreement, after the Administrative Agent shall have notified the Grantors of the suspension of the Grantors’ rights under Section 2.05(a)(i), all rights of any Grantor to exercise the voting and consensual rights and powers it is entitled to exercise pursuant to Section 2.05(a)(i), shall thereupon become vested in the Administrative Agent, which shall have the sole and exclusive right and authority to exercise such voting and consensual rights and powers; provided that, unless otherwise directed by the Required Lenders, the Administrative Agent shall have the right from time to time following and during the continuance of an Event of Default to permit the Grantors to exercise such rights. After all Events of Default have been cured or, all rights vested in the Administrative Agent pursuant to this paragraph (c) shall cease, the Grantors shall have the exclusive right to exercise the voting and consensual rights and powers they would otherwise be entitled to exercise prior to such vesting.

(d) Any notice given by the Administrative Agent to the Grantors suspending the Grantors’ rights under Section 2.05(a): (i) may be given by telephone if promptly confirmed in writing, (ii) may be given to one or more of the Grantors at the same or different times and (iii) may suspend the rights and powers of the Grantors under Section 2.05(a)(i) or Section 2.05(a)(iii) in part without suspending all such rights or powers (as specified by the Administrative Agent in its sole and absolute discretion) and without waiving or otherwise affecting the Administrative Agent’s right to give additional notices from time to time suspending other rights and powers so long as an Event of Default has occurred and is continuing.

ARTICLE III

Security Interests in Personal Property

SECTION 3.01. Security Interest. (a) As security for the payment in full of the Obligations, and subject to Section 3.01(d), each Grantor hereby grants to the Administrative Agent, its successors and assigns, for the benefit of the Secured Parties, a security interest (the “Security Interest”) in all such Grantor’s right, title and interest in, to and under any and all of the following assets now owned or at any time hereafter acquired by such Grantor or in, to or under which such Grantor now has or at any time hereafter may acquire any right, title or interest (collectively, the “Article 9 Collateral”):

(i) all Accounts;

(ii) all Chattel Paper;

(iii) all cash, cash equivalents and Deposit Accounts;

(iv) all Documents;

(v) all Equipment;

(vi) all General Intangibles, including all Intellectual Property;

(vii) all Instruments;

(viii) all Inventory;

(ix) all other Goods;

(x) all Investment Property;

(xi) all Letter-of-Credit Rights;

(xii) all Commercial Tort Claims described on Schedule IV, as such schedule may be supplemented from time to time pursuant to Section 3.05;

(xiii) all books and records pertaining to the Article 9 Collateral; and

(xiv) all Proceeds and products of any and all of the foregoing and all collateral security and guarantees given by any Person with respect to any of the foregoing.

(b) Each Grantor hereby irrevocably authorizes the Administrative Agent (or its designee) at any time and from time to time to file in any relevant jurisdiction any financing statements (including fixture filings) with respect to the Article 9 Collateral or any part thereof and amendments thereto that (i) indicate the Article 9 Collateral as “all assets” of such Grantor or words of similar effect or of a lesser scope or with greater detail and (ii) contain the information required by Article 9 of the Uniform Commercial Code of each applicable jurisdiction for the filing of any financing statement or amendment, including (A) whether such Grantor is an organization, the type of organization and any organizational identification number, if any, issued to such Grantor and (B) in the case of a financing statement filed as a fixture filing or covering Article 9 Collateral constituting minerals or the like to be extracted or timber to be cut, a sufficient description of the real property to which such Article 9 Collateral relates. Each Grantor agrees to provide the information required for any such filing to the Administrative Agent promptly upon request.

1Subject to the OCS Provision, the Administrative Agent (or its designee) is further authorized by each Grantor to file with the United States Patent and Trademark Office or the United States Copyright Office (or any successor office) such documents as may be reasonably necessary for the purpose of perfecting, confirming, continuing, enforcing or protecting the Security Interest in Article 9 Collateral consisting of United States registered Patents, United States registered Trademarks, United States registered Copyrights and United States registered exclusive Copyright Licenses granted by such Grantor, without the signature of any Grantor, and naming any Grantor or the Grantors as debtors and the Administrative Agent as secured party.

[1]	Note: this would be applicable if a US grantor owns any Grant Funded IP in the future.

(c) The Security Interest and the security interest granted pursuant to Article II are granted as security only and shall not subject the Administrative Agent or any other Secured Party to, or in any way alter or modify, any obligation or liability of any Grantor with respect to or arising out of the Collateral.

(d) Notwithstanding anything herein to the contrary, to the extent and for so long as any asset is an Excluded Asset, the Security Interest granted under this Section 3.01 shall not attach to, and the Article 9 Collateral shall not include, such asset; provided, however that the Security Interest shall immediately attach to, and the Article 9 Collateral shall immediately include, any such asset (or portion thereof) upon such asset (or such portion) ceasing to be an Excluded Asset.

SECTION 3.02. Representations and Warranties. The Grantors jointly and severally represent and warrant to the Administrative Agent for the benefit of the Secured Parties that:

(a) Each Grantor has good and valid rights in and title to the Article 9 Collateral with respect to which it has purported to grant the Security Interest hereunder (except for minor defects in title that do not interfere with its ability to (i) conduct its business as currently conducted or as proposed to be conducted or to utilize such properties for their intended purposes or (ii) grant a Security Interest in such Article 9 Collateral hereunder) and has full power and authority to grant to the Administrative Agent, for the benefit of the Secured Parties the Security Interest in such Article 9 Collateral pursuant hereto and to execute, deliver and perform its obligations in accordance with the terms of this Agreement, without the consent or approval of any other Person other than any consent or approval that has been obtained.

(b) The Perfection Certificate has been duly prepared, completed and executed and the information set forth therein, including the exact legal name of each Grantor, is correct and complete in all material respects as of the Closing Date. The filing of Uniform Commercial Code financing statements (including fixture filings, as applicable) prepared by the Administrative Agent based upon the information provided to the Administrative Agent in the Perfection Certificate for filing in each governmental, municipal and other offices specified in Schedule [2] to the Perfection Certificate are all the filings, recordings and registrations that are necessary (other than filings required to be made in the United States Patent and Trademark Office and the United States Copyright Office in order to perfect the Security Interest in the Article 9 Collateral consisting of United States Patents, United States registered Trademarks (and Trademarks for which United States applications for registrations are pending), United States registered Copyrights and United States registered exclusive Copyright Licenses) to publish notice of and protect the validity of and to establish a legal, valid and perfected security interest in favor of the Administrative Agent (for the benefit of the Secured Parties) in respect of all Article 9 Collateral in which the Security Interest may be perfected by filing, recording or registration in the United States of America (or any political subdivision thereof) and its territories and possessions. No further or subsequent filing, refiling, recording, rerecording, registration or reregistration is necessary with respect to any such Article 9 Collateral in any such jurisdiction, except as provided under applicable law with respect to the filing of continuation statements. A Patent Security Agreement in the form of Exhibit II-A hereto, a Trademark Security Agreement in the form of Exhibit II-B hereto, and a Copyright Security Agreement in the form of Exhibit II-C hereto (such agreements being collectively referred to herein as the “IP Security Agreements”), in each case containing a description of the Article 9 Collateral consisting of United States Patents, United States registered Trademarks (and Trademarks for which United States applications for registration are pending), United States registered Copyrights and United States registered exclusive Copyright Licenses, as applicable, and executed by each Grantor owning any such Article 9 Collateral, have been delivered to the Administrative Agent for recording with the United States Patent and Trademark Office and the United States Copyright Office pursuant to 35 U.S.C. § 261, 15 U.S.C. § 1060 or 17 U.S.C. § 205 and the regulations thereunder, as applicable, to protect the validity of and to establish a legal, valid and perfected security interest in favor of the Administrative Agent (for the benefit of the Secured Parties) in respect of all Article 9 Collateral consisting of United States Patents, United States registered Trademarks, United States registered Copyrights and United States registered exclusive Copyright Licenses in which a security interest may be perfected by filing, recording or registration in the United States of America (or any political subdivision thereof) and its territories and possessions, and no further or subsequent filing, refiling, recording, rerecording, registration or reregistration is necessary with respect to any such Article 9 Collateral in any such jurisdiction (other than such actions as are necessary to perfect the Security Interest with respect to any Article 9 Collateral consisting of United States Patents, United States registered Trademarks and United States registered Copyrights and United States registered exclusive Copyright Licenses (or registration or application for registration thereof) acquired or developed after the Closing Date).

(c) The Security Interest constitutes (i) a legal and valid security interest in all the Article 9 Collateral securing the payment of the Obligations, (ii) subject to the filings described in Section 3.02(b), a perfected security interest in all Article 9 Collateral in which a security interest may be perfected by filing, recording or registering a financing statement or analogous document in the United States of America (or any political subdivision thereof) and its territories and possessions pursuant to the Uniform Commercial Code in such jurisdictions and (iii) a security interest that shall be perfected in all Article 9 Collateral in which a security interest may be perfected upon the receipt and recording of the IP Security Agreements with the United States Patent and Trademark Office and the United States Copyright Office, as applicable. The Security Interest is and shall be prior to any other Lien on any of the Article 9 Collateral with respect to which a Uniform Commercial Code statement has been filed or that is subject to an IP Security Agreement, other than Permitted Encumbrances and Liens permitted under Section 6.02 of the Credit Agreement that have priority as a matter of law, are permitted under clauses (d), (e) and (i) thereof or are otherwise expressly contemplated under Section 6.02 of the Credit Agreement to have equal or greater priority.

(d) Schedule III sets forth, as of the Closing Date, a true and complete, in all material respects, list, with respect to each Grantor, of (i) all Patents owned by such Grantor that have been granted by the United States Patent and Trademark Office, (ii) all Copyrights owned by such Grantor that have been registered with the United States Copyright Office, (iii) all Trademarks owned by such Grantor that have been registered with the United States Patent and Trademark Office and Trademarks for which United States registration applications are pending and (iv) all exclusive Copyright Licenses under which such Grantor is a licensee, in each case truly and completely, in all material respects, specifying the name of the registered owner, title, type of mark, registration or application number, expiration date (if already registered) or filing date, a brief description thereof and, if applicable, the licensee, licensor and date of license agreement. In the event any Supplemental Perfection Certificate or any Supplement shall set forth any Intellectual Property, Schedule III shall be deemed to be supplemented to include the reference to such Intellectual Property, in the same form as such reference is set forth on such Supplemental Perfection Certificate or Supplement.

(e) Schedule IV sets forth, as of the Closing Date, a true and complete, in all material respects, list, with respect to each Grantor, of each Commercial Tort Claim in respect of which a complaint or a counterclaim has been filed by such Grantor, seeking damages in an amount reasonably estimated to exceed $5,000,000, including a summary description of such claim.

(f) No Grantor has filed or consented to the filing of (i) any financing statement or analogous document under the Uniform Commercial Code or any other applicable laws covering any Article 9 Collateral, (ii) any assignment in which any Grantor assigns any Collateral or any security agreement or similar instrument covering any Article 9 Collateral with the United States Patent and Trademark Office or the United States Copyright Office, (iii) any notice under the Assignment of Claims Act, or (iv) any assignment in which any Grantor assigns any Article 9 Collateral or any security agreement or similar instrument covering any Article 9 Collateral with any foreign governmental, municipal or other office, which financing statement or analogous document, assignment, security agreement or similar instrument is still in effect, except, in each case, for any of the foregoing related solely to Liens expressly permitted pursuant to Section 6.02 of the Credit Agreement.

SECTION 3.03. Covenants. (a) Each Grantor (other than the Borrower) agrees (i) to be bound by the provisions of Section 5.03 of the Credit Agreement with the same force and effect, and to the same extent, as if each reference therein to the Company were a reference to such Grantor, (ii) reasonably promptly to provide the Administrative Agent with certified organizational documents reflecting any of the changes described in Section 5.03(a) of the Credit Agreement and (iii) to be bound by the provisions of Sections 2.17, 5.04, 5.05, 5.06, 5.07, 5.08, 5.09, 5.14, 5.15 and 5.16 of the Credit Agreement with the same force and effect, and to the same extent, as if such Grantor were a party to the Credit Agreement. Each Grantor agrees promptly to notify the Administrative Agent if any material portion of the Article 9 Collateral constituting Goods, Equipment or Inventory owned or held by such Grantor is damaged, destroyed, or subject to condemnation.

(b) Each Grantor shall, at its own expense, use commercially reasonable efforts to defend title to the Article 9 Collateral against all Persons and to defend the Security Interest of the Administrative Agent in the Article 9 Collateral and the priority thereof against any Lien not permitted pursuant to Section 6.02 of the Credit Agreement.

(c) [Reserved]

(d) [Reserved]

(e) At its option, the Administrative Agent may discharge past due Taxes, assessments, charges, fees and Liens at any time levied or placed on the Article 9 Collateral that are not permitted by the Credit Agreement, and may pay for the maintenance and preservation of the Article 9 Collateral to the extent any Grantor fails to do so as required by this Agreement or the other Loan Documents after the Administrative Agent has requested that such Grantor do so, and each Grantor jointly and severally agrees to reimburse the Administrative Agent reasonably promptly on demand for any reasonable payment made or any reasonable expense incurred by the Administrative Agent pursuant to the foregoing authorization (and any such payment made or expense waived shall be an additional Obligation secured hereby); provided, however that nothing in this Section 3.03(e) shall be interpreted as excusing any Grantor from the performance of, or imposing any obligation on the Administrative Agent or any Secured Party to cure or perform, any covenants or other obligations of any Grantor with respect to Taxes, assessments, charges, fees and Liens and maintenance as set forth herein or in the other Loan Documents.

(f) None of the Administrative Agent or the Secured Parties shall have any responsibility for, or liability for its failure in, observing or performing any obligations to be observed and performed by any Grantor under any contract, agreement or instrument relating to the Article 9 Collateral, and each Grantor jointly and severally agrees to indemnify and hold harmless the Administrative Agent and the Secured Parties from and against any and all liability for such performance.

(g) None of the Grantors shall make or permit to be made any transfer of the Article 9 Collateral (other than Dispositions permitted under the Credit Agreement).

(h) [Reserved]2

(i) Each Grantor irrevocably makes, constitutes and appoints the Administrative Agent (and its designees) as such Grantor’s true and lawful agent (and attorney-in-fact) for the purpose, upon the occurrence and during the continuance of an Event of Default, of making, settling and adjusting claims in respect of Article 9 Collateral under policies of insurance, endorsing the name of such Grantor on any check, draft, instrument or other item of payment for the proceeds of such policies of insurance and for making all determinations and decisions with respect thereto. In the event that any Grantor at any time or times shall fail to obtain or maintain any of the policies of insurance required pursuant to Section 5.07 of the Credit Agreement, or to pay any premium in whole or part relating thereto, the Administrative Agent may, without waiving or releasing any obligation or liability of the Grantors hereunder or any Event of Default, in its sole discretion, obtain and maintain such policies of insurance and pay such premium and take any other actions with respect thereto as the Administrative Agent deems reasonably necessary. All sums disbursed by the Administrative Agent in connection with this paragraph, including reasonable out-of- pocket attorneys’ fees, court costs, expenses and other charges relating thereto, shall be payable reasonably promptly upon demand by the Grantors to the Administrative Agent and shall be additional Obligations secured hereby. Notwithstanding the foregoing, so long as no Event of Default shall have occurred and be continuing, all insurance payments, proceeds of insurance and any awards arising from condemnation of any Collateral received by the Administrative Agent in connection with any loss, damage or destruction of any Collateral shall be transferred to the applicable Grantor.

[2]	Note: this restriction is not in the Credit Agreement.

SECTION 3.04. Instruments and Tangible Chattel Paper. Without limiting each Grantor’s obligations under Article II, if any Grantor shall at any time after the Closing Date acquire any Instruments (other than any instrument with a face amount of less than $10,000,000) or Tangible Chattel Paper (other than Tangible Chattel Paper with a value less than $10,000,000) constituting Collateral, such Grantor shall within 30 days (or such other period as may be reasonably acceptable to the Administrative Agent) after acquisition thereof endorse, assign and deliver the same to the Administrative Agent, accompanied by such instruments of transfer or assignment duly executed in blank as the Administrative Agent may from time to time reasonably request.

SECTION 3.05. Intellectual Property Covenant.

(a) Each Grantor agrees that it will do or cause to be done all things necessary to preserve, renew, and keep in full force and effect the legal existence of all Intellectual Property, which, in the reasonable judgment of the Company, are material to the conduct of the business of the Company and its Subsidiaries taken as a whole.

(b) Each Grantor shall execute and deliver an IP Security Agreement supplement to evidence the Administrative Agent’s security interest in any application or registration for any Patent, Trademark, or Copyright with the United States Patent and Trademark Office or United States Copyright Office, as applicable, that is applied for after the Closing Date.

(c) In the event that any Grantor has reason to believe (and, with respect to Patents only, knowledge) that any Intellectual Property material to the conduct of the business of the Company and its Subsidiaries, taken as a whole, has been or is likely to be infringed, misappropriated or diluted by a third party, such Grantor shall promptly notify the Administrative Agent and shall, if consistent with reasonable business judgment, promptly sue for infringement, misappropriation or dilution and to recover any and all damages for such infringement, misappropriation or dilution, and take such other actions as appropriate in such Grantor’s reasonable business judgment.

(d) Upon and during the continuance of an Event of Default, each Grantor shall use its commercially reasonable efforts to obtain all requisite consents or approvals by the licensor of each Copyright License, Patent License or Trademark License to effect the assignment of all such Grantor’s right, title and interest thereunder to the Administrative Agent or its designee.

SECTION 3.06. Commercial Tort Claims. In the event any Supplemental Perfection Certificate or any Supplement shall set forth any Commercial Tort Claim, Schedule IV shall be deemed to be supplemented to include the reference to such Commercial Tort Claim (and the description thereof), in the same form as such reference and description are set forth on such Supplemental Perfection Certificate or Supplement.

ARTICLE IV

Remedies

SECTION 4.01. Remedies Upon Default. Subject to the OCS Provision, upon the occurrence and during the continuance of an Event of Default, after the Administrative Agent shall have notified the Grantors that it is exercising its rights under this Section 4.01, each Grantor agrees to deliver each item of Collateral to the Administrative Agent on demand, and it is agreed that the Administrative Agent shall have the right to take any of or all the following actions at the same or different times: (a) with respect to any Article 9 Collateral consisting of Intellectual Property, on demand, to cause the Security Interest to become an assignment, transfer and conveyance of any of or all such Article 9 Collateral by the applicable Grantors to the Administrative Agent, for the benefit of the Secured Parties, or to license or sublicense, whether general, special or otherwise, and whether on an exclusive or nonexclusive basis, any such Article 9 Collateral throughout the world on such terms and conditions and in such manner as the Administrative Agent shall determine (other than in violation of any then-existing licensing arrangements to the extent that waivers cannot be obtained using commercially reasonable efforts), and (b) with or without legal process or demand for performance, to take upon prior notice possession of the Article 9 Collateral and without liability for trespass to enter upon prior notice any premises where the Article 9 Collateral may be located for the purpose of taking possession of or removing the Article 9 Collateral and, generally, to exercise any and all rights afforded to a secured party under the Uniform Commercial Code or other applicable law. Without limiting the generality of the foregoing, each Grantor agrees that the Administrative Agent shall have the right upon the occurrence and during the continuance of an Event of Default, subject to the OCS Provision and the mandatory requirements of applicable law, to sell or otherwise dispose of all or any part of the Collateral at a public or private sale or at any broker’s board or on any securities exchange, for cash, upon credit or for future delivery as the Administrative Agent shall deem appropriate. The Administrative Agent shall be authorized to take the actions set forth in Sections 4.03, 4.04 and 4.05. Each such purchaser at any sale of Collateral shall hold the property sold absolutely free from any claim or right on the part of any Grantor, and each Grantor hereby waives (to the extent permitted by law) all rights of redemption, stay and appraisal that such Grantor now has or may at any time in the future have under any rule of law or statute now existing or hereafter enacted.

The Administrative Agent shall give the applicable Grantors no less than 10 days’ prior written notice (which each Grantor agrees is reasonable notice within the meaning of Section 9-611 of the New York UCC or its equivalent in other jurisdictions) of the Administrative Agent’s intention to make any sale of Collateral. Such notice, in the case of a public sale, shall state the time and place for such sale and, in the case of a sale at a broker’s board or on a securities exchange, shall state the board or exchange at which such sale is to be made and the day on which the Collateral, or portion thereof, will first be offered for sale at such board or exchange. Any such public sale shall be held at such time or times within ordinary business hours and at such place or places as the Administrative Agent may fix and state in the notice (if any) of such sale. At any such sale, the Collateral, or portion thereof, to be sold may be sold in one lot as an entirety or in separate parcels, as the Administrative Agent may (in its sole and absolute discretion) determine. The Administrative Agent shall not be obligated to make any sale of any Collateral if it shall determine not to do so, regardless of the fact that notice of sale of such Collateral shall have been given. The Administrative Agent may, without notice or publication, adjourn any public or private sale or cause the same to be adjourned from time to time by announcement at the time and place fixed for sale, and such sale may, without further notice, be made at the time and place to which the same was so adjourned. In case any sale of all or any part of the Collateral is made on credit or for future delivery, the Collateral so sold may be retained by the Administrative Agent until the sale price is paid by the purchaser or purchasers thereof, but the Administrative Agent and the other Secured Parties shall not incur any liability in case any such purchaser or purchasers shall fail to take up and pay for the Collateral so sold and, in case of any such failure, such Collateral may be sold again upon like notice. In the event of a foreclosure by the Administrative Agent on any of the Collateral pursuant to a public or private sale or other disposition, subject to the OCS Provision the Administrative Agent or any Lender may be the purchaser or licensor of any or all of such Collateral at any such sale or other disposition, and the Administrative Agent, at the direction of the Required Lenders, as agent for and representative of the Secured Parties (but not any Lender or Lenders in its or their respective individual capacities unless the Required Lenders shall otherwise agree in writing) shall be entitled, for the purpose of bidding and making settlement or payment of the purchase price for all or any portion of the Collateral sold at any such public sale, to use and apply any of the Loan Document Obligations as a credit on account of the purchase price for any Collateral payable by the Administrative Agent on behalf of the Secured Parties at such sale or other disposition. For purposes hereof, a written agreement to purchase the Collateral or any portion thereof shall be treated as a sale thereof; the Administrative Agent shall be free to carry out such sale pursuant to such agreement and no Grantor shall be entitled to the return of the Collateral or any portion thereof subject thereto, notwithstanding the fact that after the Administrative Agent shall have entered into such an agreement all Events of Default shall have been remedied and the Obligations paid in full unless the terms of such agreement permit the Administrative Agent to terminate such sale without liability thereto. As an alternative to exercising the power of sale herein conferred upon it, the Administrative Agent may proceed by a suit or suits at law or in equity to foreclose this Agreement and subject to the OCS Provision to sell the Collateral or any portion thereof pursuant to a judgment or decree of a court or courts having competent jurisdiction or pursuant to a proceeding by a court-appointed receiver. Any sale pursuant to the provisions of this Section 4.01 shall be deemed to conform to commercially reasonable standards as provided in Section 9-610(b) of the New York UCC or its equivalent in other jurisdictions.

SECTION 4.02. Application of Proceeds. The Administrative Agent shall apply the proceeds of any collection, sale, foreclosure or other realization upon any Collateral, including any Collateral consisting of cash, as follows:

FIRST, to the payment of all reasonable and documented out-of-pocket costs and expenses incurred by the Administrative Agent in connection with such collection, sale, foreclosure or realization or otherwise in connection with this Agreement, any other Loan Document or any of the Obligations, including all court costs and the reasonable and documented out-of-pocket fees and expenses of its agents and legal counsel, the repayment of all advances made by the Administrative Agent hereunder or under any other Loan Document on behalf of any Grantor and any other reasonable and documented out-of-pocket costs or expenses incurred in connection with the exercise of any right or remedy hereunder or under any other Loan Document;

SECOND, to the payment in full of the Obligations (the amounts so applied to be distributed among the Secured Parties pro rata in accordance with the amounts of the Obligations owed to them on the date of any such distribution); and

THIRD, to the Grantors, their successors or assigns, or as a court of competent jurisdiction may otherwise direct.

The Administrative Agent shall have absolute discretion as to the time of application of any such proceeds, moneys or balances in accordance with this Agreement. Upon any sale of Collateral by the Administrative Agent (including pursuant to a power of sale granted by statute or under a judicial proceeding), subject to the OCS Provision the receipt of the Administrative Agent or of the officer making the sale shall be a sufficient discharge to the purchaser or purchasers of the Collateral so sold and such purchaser or purchasers shall not be obligated to see to the application of any part of the purchase money paid over to the Administrative Agent or such officer or be answerable in any way for the misapplication thereof. The Grantors shall remain liable for any deficiency if the proceeds of any sale or disposition of the Collateral are insufficient to pay all Obligations, including any attorneys’ fees and other expenses incurred by Administrative Agent or any Lender to collect such deficiency. Notwithstanding the foregoing, the proceeds of any collection, sale, foreclosure or realization upon any Collateral of any Grantor, including any collateral consisting of cash, shall not be applied to any Excluded Swap Obligation of such Grantor and shall instead be applied to other obligations.

SECTION 4.03. Grant of License To Use Intellectual Property. For the purpose of enabling the Administrative Agent to exercise rights and remedies under this Agreement at such time as the Administrative Agent shall be lawfully entitled to exercise such rights and remedies, subject to the OCS Provision each Grantor hereby grants to the Administrative Agent an irrevocable, nonexclusive license (exercisable without payment of royalty or other compensation to the Grantors) to use, license or sublicense any of the Article 9 Collateral consisting of Intellectual Property now owned or hereafter acquired by such Grantor, and wherever the same may be located, and including in such license access to all media in which any of the licensed items may be recorded or stored and to all computer software and programs used for the compilation or printout thereof, the right to prosecute and maintain all Intellectual Property and the right to sue for past, present or future infringement of the Intellectual Property, to the extent that such non-exclusive license (a) does not violate the express terms of any agreement between a Grantor and a third party governing the applicable Grantor’s use of such Collateral consisting of Intellectual Property, or gives such third party any right of acceleration, modification or cancelation therein and (b) is not prohibited by any Requirements of Law other than, in each case, to the extent that any such term or prohibition would be rendered ineffective pursuant to any other applicable Requirements of Law, including pursuant to Sections 9-406, 9-407, 9-408 or 9-409 of the New York UCC or any other applicable law). The use of such license by the Administrative Agent may be exercised, at the option of the Administrative Agent, only upon the occurrence and during the continuation of an Event of Default; provided that any license, sublicense or other transaction entered into by the Administrative Agent in accordance herewith shall be binding upon the Grantors notwithstanding any subsequent cure of an Event of Default.

SECTION 4.04. Securities Act. In view of the position of the Grantors in relation to the Pledged Collateral, or because of other current or future circumstances, a question may arise under the Securities Act as now or hereafter in effect or any similar statute hereafter enacted analogous in purpose or effect (such Act and any such similar statute as from time to time in effect being called the “Federal Securities Laws”) with respect to any disposition of the Pledged Collateral permitted hereunder. Each Grantor understands that compliance with the Federal Securities Laws might very strictly limit the course of conduct of the Administrative Agent if the Administrative Agent were to attempt to dispose of all or any part of the Pledged Collateral, and might also limit the extent to which or the manner in which any subsequent transferee of any Pledged Collateral could dispose of the same. Similarly, there may be other legal restrictions or limitations affecting the Administrative Agent in any attempt to dispose of all or part of the Pledged Collateral under applicable blue sky or other state securities laws or similar laws analogous in purpose or effect. Each Grantor recognizes that in light of such restrictions and limitations the Administrative Agent may, with respect to any sale of the Pledged Collateral, and shall be authorized to, limit the purchasers to those who will agree, among other things, to acquire such Pledged Collateral for their own account for investment, and not with a view to the distribution or resale thereof, and upon consummation of any such sale may assign, transfer and deliver to the purchaser or purchasers thereof the Pledged Collateral so sold. Each Grantor acknowledges and agrees that in light of such restrictions and limitations, the Administrative Agent, in its sole and absolute discretion, (a) may proceed to make such a sale whether or not a registration statement for the purpose of registering such Pledged Collateral or part thereof shall have been filed under the Federal Securities Laws or, to the extent applicable, blue sky or other state securities laws to the extent the Administrative Agent has determined that such registration is not required by any Requirement of Law and (b) may approach and negotiate with a limited number of potential purchasers (including a single potential purchaser) to effect such sale. Each Grantor acknowledges and agrees that any such sale might result in prices and other terms less favorable to the seller than if such sale were a public sale without such restrictions. In the event of any such sale, the Administrative Agent shall incur no responsibility or liability for selling all or any part of the Pledged Collateral at a price that the Administrative Agent, in its sole and absolute discretion, may in good faith deem fair under the circumstances, notwithstanding the possibility that a substantially higher price might have been realized if the sale were deferred until after registration as aforesaid or if more than a limited number of potential purchasers (or a single purchaser) were approached. The provisions of this Section 4.04 will apply notwithstanding the existence of a private market upon which the quotations or sales prices may exceed substantially the price at which the Administrative Agent sells.

ARTICLE V

Indemnity, Subrogation, Contribution and Subordination

SECTION 5.01. Indemnity and Subrogation. In addition to all such rights of indemnity as the Grantors may have under applicable law (but subject to Section 5.03), each of the Borrower and each Domestic Subsidiary Loan Party agrees that in the event any assets of any Grantor shall be sold pursuant to this Agreement or any other Security Document to satisfy in whole or in part any Obligation of the Borrower or such Domestic Subsidiary Loan Party, the Borrower (if such Obligation is an obligation of the Borrower), or such Domestic Subsidiary Loan Party (if such Obligation is an obligation of such Domestic Subsidiary Loan Party), shall indemnify such Grantor in an amount equal to the greater of the book value or the fair market value of the assets so sold.

SECTION 5.02. Contribution and Subrogation. Each Grantor (each such Grantor (other than, in the case of any payment referred to in this sentence in respect of any Obligation of the Borrower or any Domestic Subsidiary Loan Party, the Borrower or such Domestic Subsidiary Loan Party, as applicable) being called a “Contributing Party”) agrees (subject to Section 5.03) that, in the event assets of any other Grantor shall be sold pursuant to any Security Document to satisfy any Obligation (other than any assets of the Borrower or of any Domestic Subsidiary Loan Party sold to satisfy its own Obligations) and such other Grantor (the “Claiming Party”) shall not have been fully indemnified by the Borrower or the applicable Domestic Subsidiary Loan Party, as applicable, as provided in Section 5.01, such Contributing Party shall indemnify the Claiming Party in an amount equal to the greater of the book value or the fair market value of such assets (the “Indemnified Amount”), as the case may be, in each case multiplied by a fraction of which the numerator shall be the net worth of such Contributing Party on the Closing Date and the denominator shall be the aggregate net worth of all the Contributing Parties on the Closing Date (or, in the case of any Contributing Party becoming a party hereto pursuant to Section 6.12, the date of the supplement hereto executed and delivered by such Contributing Party). Any Contributing Party making any payment to a Claiming Party pursuant to this Section 5.02 shall (subject to Section 5.03) be subrogated to the rights of such Claiming Party under Section 5.01 to the extent of such payment. Notwithstanding the foregoing, to the extent that any Claiming Party’s right to indemnification hereunder arises from a sale of Collateral made to satisfy Obligations constituting Swap Obligations, only those Contributing Parties for whom such Swap Obligations do not constitute Excluded Swap Obligations shall indemnify such Claiming Party, with the fraction set forth in the second preceding sentence being modified as appropriate to provide for indemnification of the entire Indemnified Amount.

SECTION 5.03. Subordination. (a) Notwithstanding any provision of this Agreement to the contrary, all rights of the Grantors under Sections 5.01 and 5.02 and all other rights of the Grantors of indemnity, contribution or subrogation under applicable law or otherwise shall be fully subordinated to Payment In Full. No failure on the part of the Borrower or any other Grantor to make the payments required by Sections 5.01 and 5.02 (or any other payments required under applicable law or otherwise) shall in any respect limit the obligations and liabilities of any Grantor with respect to its obligations hereunder, and each Grantor shall remain liable for the full amount of the obligations of such Grantor hereunder.

(b) Each Grantor hereby agrees that all Indebtedness and other monetary obligations owed by it to, or to it by, any other Grantor or any other Subsidiary shall be fully subordinated to Payment In Full.

ARTICLE VI

Miscellaneous

SECTION 6.01. Notices. All communications and notices to the Administrative Agent and the Borrower hereunder shall (except as otherwise expressly permitted herein) be in writing and given as provided in Section 9.01 of the Credit Agreement. All communications and notices hereunder to any Domestic Subsidiary Loan Party shall be given to it in care of the Company as provided in Section 9.01 of the Credit Agreement.

SECTION 6.02. Waivers; Amendment. (a) No failure or delay by any Secured Party in exercising any right or power hereunder or under any other Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Secured Parties hereunder and under the other Loan Documents are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of this Agreement or consent to any departure by any Loan Party therefrom shall in any event be effective unless the same shall be permitted by paragraph (b) of this Section 6.02, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. Without limiting the generality of the foregoing, the execution and delivery of this Agreement or the making of a Loan shall not be construed as a waiver of any Default, regardless of whether the Administrative Agent or any Lender may have had notice or knowledge of such Default at the time. No notice or demand on any Loan Party in any case shall entitle any Loan Party to any other or further notice or demand in similar or other circumstances.

(b) Neither this Agreement nor any provision hereof may be waived, amended or modified (other than supplements expressly contemplated hereby) except pursuant to an agreement or agreements in writing entered into by the Administrative Agent and the Loan Party or Loan Parties with respect to which such waiver, amendment or modification is applicable, subject to any consent required in accordance with Section 9.02 of the Credit Agreement; provided that the Administrative Agent may, without the consent of any Secured Party, consent to a departure by any Loan Party from any covenant of such Loan Party set forth herein or in any other Security Document to the extent such departure is not inconsistent with the Collateral and Guarantee Requirement or with any other limitation on the authority of the Administrative Agent set forth in the Credit Agreement.

(c) This Agreement shall be construed as a separate agreement with respect to each Loan Party and may be amended, modified, supplemented, waived or released with respect to any Loan Party without the approval of any other Loan Party and without affecting the obligations of any other Loan Party hereunder.

SECTION 6.03. Administrative Agent’s Fees and Expenses; Indemnification. (a) The Loan Parties party hereto jointly and severally agree to reimburse the Administrative Agent for its fees and expenses incurred hereunder as provided in Section 9.03(a) of the Credit Agreement as if each reference therein to the Borrower were a reference to the Grantors.

(b) The Grantors jointly and severally agree to indemnify and hold harmless each Indemnitee as provided in Section 9.03(b) of the Credit Agreement as if each reference to the Borrower therein were a reference to the Grantors.

(c) Any amounts payable hereunder, including as provided in Section 6.03(a) or 6.03(b), shall be additional Obligations secured hereby and by the other Security Documents. All amounts due under Section 6.03(a) or 6.03(b) shall be payable promptly after written demand therefor.

(d) To the extent permitted by applicable law, no Grantor shall assert, or permit any of its subsidiaries to assert, and each Grantor hereby waives, any claim against any Indemnitee (i) for any damages arising from the use by others of information or other materials obtained through telecommunications, electronic or other information transmission systems (including the Internet), unless determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Indemnitee, or (ii) on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of this Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby, the Transactions, any Loan or the use of the proceeds thereof.

(e) BY ACCEPTING THE BENEFITS OF THIS AGREEMENT AND THE SECURITY INTERESTS CREATED HEREBY, EACH SECURED PARTY ACKNOWLEDGES THE PROVISIONS OF ARTICLE VIII OF THE CREDIT AGREEMENT AND AGREES TO BE BOUND BY SUCH PROVISIONS AS FULLY AS IF THEY WERE SET FORTH HEREIN.

SECTION 6.04. Survival. All covenants, agreements, representations and warranties made by the Loan Parties in the Loan Documents and in the certificates or other instruments delivered in connection with or pursuant to this Agreement or any other Loan Document shall be considered to have been relied upon by the Secured Parties and shall survive the execution and delivery of the Loan Documents and the making of any Loans, regardless of any investigation made by or on behalf of any Secured Party and notwithstanding that any Secured Party may have had notice or knowledge of any Default or incorrect representation or warranty at the time any Loan Document is executed and delivered or any credit is extended under the Credit Agreement, and, subject to Section 6.11 hereof, shall continue in full force and effect until Payment In Full.

SECTION 6.05. Counterparts; Effectiveness; Successors and Assigns. This Agreement may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original but all of which when taken together shall constitute a single contract. This Agreement shall become effective as to any Loan Party when a counterpart hereof executed on behalf of such Loan Party shall have been delivered to the Administrative Agent and a counterpart hereof shall have been executed on behalf of the Administrative Agent, and thereafter shall be binding upon such Loan Party and the Administrative Agent and their respective successors and assigns, and shall inure to the benefit of such Loan Party, the Administrative Agent and the other Secured Parties and their respective successors and assigns, except that no Loan Party may assign or otherwise transfer any of its rights or obligations hereunder or any interest herein or in the Collateral (and any attempted assignment or transfer by any Loan Party shall be null and void), except as expressly contemplated by this Agreement or the Credit Agreement. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic imaging shall be effective as delivery of a manually executed counterpart of this Agreement.

SECTION 6.06. Severability. Any provision of this Agreement held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

SECTION 6.07. Governing Law; Jurisdiction; Consent to Service of Process. (a) Subject to the OCS Provision3, this Agreement shall be governed by, and construed in accordance with, the law of the State of New York.

(b) Subject to the OCS Provision, each party hereto irrevocably and unconditionally submits, for itself and its property, to the jurisdiction of the courts of the State of New York sitting in New York County and of the United States District Court of the Southern District of New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or any other Loan Document, or for recognition or enforcement of any judgment, and each of the Loan Parties hereby irrevocably and unconditionally agrees that all claims arising out of or relating to this Agreement brought by it or any of its Affiliates shall be brought, and shall be heard and determined, exclusively in such New York State or, to the extent permitted by law, in such Federal court. Each party hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement shall affect any right that the Administrative Agent or any Lender may otherwise have to bring any action or proceeding relating to this Agreement against any Loan Party or any of its properties in the courts of any jurisdiction.

(c) Subject to the OCS Provision, each of the Loan Parties hereby irrevocably and unconditionally waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or in any court referred to in paragraph (b) of this Section 6.07. Each of the Loan Parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(d) Each party hereto irrevocably consents to service of process in the manner provided for notices in Section 6.01. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

SECTION 6.08. WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS

[3]	Note: since the US grantor would be obligated to grant a security interest in after-acquired IP that may include Grant Funded IP, this language is in line with the Credit Agreement.

REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 6.08.

SECTION 6.09. Headings. Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.

SECTION 6.10. Security Interest Absolute. All rights of the Administrative Agent hereunder, the Security Interest, the grant of the security interest in the Pledged Collateral and all obligations of each Loan Party hereunder shall be absolute and unconditional irrespective of (a) any lack of validity or enforceability of the Credit Agreement, any other Loan Document, any agreement with respect to any of the Obligations or any other agreement or instrument relating to any of the foregoing, (b) any change in the time, manner or place of payment of, or in any other term of, all or any of the Obligations, or any other amendment to or waiver of, or any consent to any departure from, the Credit Agreement, any other Loan Document, any agreement with respect to any of the Obligations or any other agreement or instrument relating to any of the foregoing, (c) any exchange, release or non-perfection of any Lien on other collateral securing, or any release or amendment to or waiver of, or any consent to any departure from, any guarantee of, all or any of the Obligations, or (d) any other circumstance that might otherwise constitute a defense available to, or a discharge of, any Loan Party in respect of the Obligations or this Agreement (other than a release of any Grantor or Collateral in accordance with Section 6.11).

SECTION 6.11. Termination or Release. (a) This Agreement, the Security Interest and all other security interests granted hereby shall terminate and be released upon Payment In Full.

(b) The Security Interest and the other security interests granted hereby shall also terminate and be released (in whole or in part) at the time or times and in the manner set forth in Section 9.14 of the Credit Agreement. In the event of any such termination or release, Schedules II, III and IV to this Agreement shall be deemed to be modified to remove the Collateral with respect to which the Security Interest and the other security interests granted hereby have been so released.

(c) In connection with any termination or release pursuant to this Section 6.11, the Administrative Agent shall execute and deliver to any Loan Party, at such Loan Party’s expense, all documents that such Loan Party shall reasonably request and hereby authorizes any amendments to or terminations of financing statements necessary to evidence such termination or release. Any execution and delivery of documents by the Administrative Agent pursuant to this Section 6.11 shall be without recourse to or warranty by the Administrative Agent.

SECTION 6.12. Additional Subsidiaries. Pursuant to the Credit Agreement, certain Subsidiaries not party hereto on the Closing Date may be required to enter into this

Agreement. Upon the execution and delivery by the Administrative Agent and any such Subsidiary of a Supplement, such Subsidiary shall become a Domestic Subsidiary Loan Party and a Grantor hereunder, with the same force and effect as if originally named as such herein. The execution and delivery of any Supplement shall not require the consent of any other Loan Party. The rights and obligations of each Loan Party hereunder shall remain in full force and effect notwithstanding the addition of any new Domestic Subsidiary Loan Party as a party to this Agreement.

SECTION 6.13. Administrative Agent Appointed Attorney-in-Fact. Each Grantor hereby appoints the Administrative Agent the attorney-in-fact of such Grantor for the purpose of carrying out the provisions of this Agreement and taking any action and executing any instrument that the Administrative Agent may deem necessary to accomplish the purposes hereof at any time after and during the continuance of an Event of Default, which appointment is irrevocable and coupled with an interest. Without limiting the generality of the foregoing, the Administrative Agent shall have the right, upon the occurrence and during the continuance of an Event of Default and notice by the Administrative Agent to the Company of its intent to exercise such rights, with full power of substitution either in the Administrative Agent’s name or in the name of such Grantor (a) to receive, endorse, assign and/or deliver any and all notes, acceptances, checks, drafts, money orders or other evidences of payment relating to the Collateral or any part thereof; (b) to demand, collect, receive payment of, give receipt for and give discharges and releases of all or any of the Collateral; (c) to sign the name of any Grantor on any invoice or bill of lading relating to any of the Collateral; (d) to commence and prosecute any and all suits, actions or proceedings at law or in equity in any court of competent jurisdiction to collect or otherwise realize on all or any of the Collateral or to enforce any rights in respect of any Collateral; (e) to settle, compromise, compound, adjust or defend any actions, suits or proceedings relating to all or any of the Collateral; and (f) to use, sell, assign, transfer, pledge, make any agreement with respect to or otherwise deal with all or any of the Collateral, and to do all other acts and things necessary to carry out the purposes of this Agreement, as fully and completely as though the Administrative Agent were the absolute owner of the Collateral for all purposes; provided that nothing herein contained shall be construed as requiring or obligating the Administrative Agent to make any commitment or to make any inquiry as to the nature or sufficiency of any payment received by the Administrative Agent, or to present or file any claim or notice, or to take any action with respect to the Collateral or any part thereof or the moneys due or to become due in respect thereof or any property covered thereby. The Administrative Agent and the other Secured Parties shall be accountable only for amounts actually received as a result of the exercise of the powers granted to them herein, and neither they nor their Related Parties shall be responsible to any Grantor for any act or failure to act hereunder, except for their own gross negligence or willful misconduct (as determined by a court of competent jurisdiction in a final and non-appealable judgment).

SECTION 6.14. Secured Cash Management Obligations and Secured Hedging Obligations. No Secured Party that obtains the benefit of this Agreement shall have any right to notice of any action or to consent to, direct or object to, any action hereunder or otherwise in respect of the Collateral (including, without limitation, the release or impairment of any Collateral) other than in its capacity as a Lender or the Administrative Agent, as applicable, and, in any such case, only to the extent expressly provided in the Loan Documents, including without limitation Article VIII of the Credit Agreement. Each Secured Party not a party to the

Credit Agreement that obtains the benefit of this Agreement shall be deemed to have acknowledged and accepted the appointment of the Administrative Agent pursuant to the terms of the Credit Agreement, including, without limitation, under Article VIII of the Credit Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

ORBOTECH, INC.

by	/s/ Doron Abramovitch
Name: Doron Abramovitch
Title: Authorized Representative

Subsidiaries:

PRIMAXX, INC.

PHOTON DYNAMICS SOLAR CORPORATION

by	/s/ Doron Abramovitch
On behalf of each of the entities listed above
Name: Doron Abramovitch
Title: Authorized Representative

PHOTON DYNAMICS, INC.

by	/s/ Michael Zizza
Name: Michael Zizza
Title: Secretary

SPTS TECHNOLOGIES, INC.

by	/s/ Richard Rees
Name: Richard Rees
Title: President

by	/s/ Richard Rees
Name: Richard Rees
Title: Secretary

JPMORGAN CHASE BANK, N.A., as Administrative Agent

by	/s/ Richard Johansson
	Name:	Richard Johansson
	Title:	Vice President

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